David Lubin & Associates, PLLC
26 East Hawthorne Avenue
Valley Stream, NY 11580
Telephone: (516) 284-1740
Facsimile: (516) 908-5260

July 11, 2006

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention: John D. Reynolds

Re:	Franklin Towers Enterprises, Inc.
Registration Statement on Form SB-2
Filed on June 21, 2006
File Number 333-135199

Ladies and Gentlemen:

Franklin Towers Enterprises, Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") an amended registration statement on Form SB-2 (the "Amended Registration Statement") in response to the Commission's comments, dated June 30, 2006 (the "Comment Letter"), with reference to the Company's registration statement on Form SB-2 (the "Registration Statement") filed with the Commission on June 21, 2006.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows:

1. Comment: Please amend your registration statement to provide the signatures of your principal financial officer and principal accounting officer.

Response: The Amended Registration Statement has been revised in accordance with the Commission’s comment. The signature block of the person who signed the Amended Registration Statement has been revised to indicate that such person is the principal executive, financial, and accounting officer of the company.

The Company respectfully submits via EDGAR the foregoing response to the Commission and the Amended Registration Statement on Form SB-2 as requested by the Commission. Please note that we are also submitting via courier three (3) copies of a hand marked blackline showing changes from the initial filing of the Company’s Registration Statement on Form SB-2 in order to help expedite the review process.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,
/s/ David Lubin & Associates, PLLC
David Lubin & Associates, PLLC

cc: Ms. Kelly Fan